Contact

www.linkedin.com/in/jeremy-issakharian-025303b4 (LinkedIn)

Top Skills

Marketing Strategy

Jeremy Issakharian

Founder of Seven Teas

Santa Monica, California, United States

Experience

Seven Teas

Founder

January 2018 - Present (7 years 1 month)

Santa Monica, California, United States

Education

Sy Syms School of Business

Entrepreneurship, Business Administration and Management, General